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                                                                    EXHIBIT 12.1


                  COMPUTATION OF RATIO OF EARNINGS TO COMBINED
                   FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                        (in thousands, except ratio data)

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                                                               Six Months                    Year ended December 31,
                                                                 Ended     --------------------------------------------------------
                                                            June 30, 2002    2001        2000        1999        1998        1997
                                                            -------------  -------     --------    --------    --------    --------
Net Income Before Minority Interests                          $  8,185     $ 19,666    $ 17,962    $ 16,754    $ 12,109    $ 12,542
   Add:
      Distributed Income of Equity Investees                       468          803         302         287         106           -
      Fixed Charges and Preferred Dividends Excluding
         Capitalized Interest                                   13,278       29,866      31,289      28,983      27,132      15,174
      Amortization of Capitalized Interest                          35           53          39           8           -           -
      Equity in Loss of Equity Investees                             -            -           -         204         304         314
   Deduct:
      Gain on Sale of Real Estate                               (2,164)      (5,550)     (3,795)       (974)          -           -
      Preferred Dividends                                         (828)      (3,360)     (3,360)     (3,407)     (1,614)       (278)
      Equity in Earnings of Equity Investees                      (346)        (813)       (198)          -           -           -
                                                              --------     --------    --------    --------    --------    --------
                                                              $ 18,628     $ 40,665    $ 42,239    $ 41,855    $ 38,037    $ 27,752
                                                              ========     ========    ========    ========    ========    ========

Fixed Charges:
   Interest Expense including Amortization of Debt Costs      $ 12,366     $ 26,332    $ 27,756    $ 25,421    $ 25,396    $ 14,753
   Capitalized Interest                                            661          348       1,310       1,694         171           -
   Interest Factor in Rental Expense                                84          174         173         155         122         143
                                                              --------     --------    --------    --------    --------    --------
   Total Fixed Charges                                        $ 13,111     $ 26,854    $ 29,239    $ 27,270    $ 25,689    $ 14,896
   Preferred Stock Dividends                                       828        3,360       3,360       3,407       1,614         278
                                                              --------     --------    --------    --------    --------    --------
   Total Fixed Charges and Preferred Dividends                $ 13,939     $ 30,214    $ 32,599    $ 30,677    $ 27,303    $ 15,174
                                                              ========     ========    ========    ========    ========    ========

Ratio of Earnings to Combined Fixed Charges                        1.4          1.5         1.4         1.5         1.5         1.9
Ratio of Earnings to Combined Fixed Charges and Preferred
   Dividends                                                       1.3          1.3         1.3         1.4         1.4         1.8


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